February 14, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Tracie Mariner and Vanessa Robertson

Re: Enanta Pharmaceuticals, Inc.,

Form 10-K for the fiscal year ended September 30, 2023

File No. 001-35839

Ladies and Gentlemen:

This letter sets forth responses of Enanta Pharmaceuticals, Inc. (the “Company” or “we”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter dated February 7, 2024, with respect to the Form 10-K for the fiscal year ended September 30, 2023 (the “Form 10-K”).

The text of the Staff’s comment has been included in this letter for your convenience, and the Company’s response to the comment has been provided immediately thereafter.

Form 10-K for the Fiscal Year Ended September 30, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development expenses, page 57

1. You disclose that you do not report information regarding costs incurred for your early-stage research and drug discovery programs on a project-specific basis. Please revise your future filings to address the following:

•
Revise to clarify the extent to which you track these costs on a project-specific basis or disease-specific basis.

Response: The Company acknowledges the Staff’s comment. The Company disclosed in its most recent Form 10-Q for the quarterly period ended December 31, 2023, filed on February 8, 2024 (the “Recent 10-Q”), the methodology the Company utilizes for tracking its research and development costs. Please see disclosure below, which can be found on pages 20-21 of the Recent 10-Q:

At any given time, we have later stage programs in clinical development as well as several active early-stage research and drug discovery projects. Our internal resources, employees and infrastructure are utilized across multiple projects, including our early-stage discovery projects. As such, we report information regarding costs incurred based on our programs (i.e. disease area) rather than on a project specific basis.

•
To the extent you do track this information, revise your future filings to break out clinical research and development program expenses by product candidate (i.e. EDP-938, EDP-323). Alternatively, break out the Virology expense line item by disease target (i.e. RSV, HBV, COVID-19).

Response: The Company acknowledges the Staff’s comment. The Company disclosed in the Recent 10-Q a further breakdown of total costs related to clinical research and development programs by disease area. Please see disclosure below, which can be found on page 22 of the Recent 10-Q:

Enanta Pharmaceuticals, Inc.

500 Arsenal Street, Watertown, Massachusetts 02472
P: (617) 607-0800

•
If you do not track expenses at a more granular level, revise to explain why not.

Response: As noted above, the Company provided a further breakdown of total costs related to clinical research and development programs by disease area in the Recent 10-Q.

•
For all unallocated expenses, revise to provide a breakdown by nature of expense.

Response: The Company acknowledges the Staff’s comment. The Company disclosed in the Recent 10-Q the methodology for allocating indirect expenses to research and development programs. Please see disclosure below, which can be found on pages 20-21 of the Recent 10-Q:

At any given time, we have later stage programs in clinical development as well as several active early-stage research and drug discovery projects. Our internal resources, employees and infrastructure are utilized across multiple projects, including our early-stage discovery projects. As such, we report information regarding costs incurred based on our programs (i.e. disease area) rather than on a project specific basis. All indirect costs are allocated to programs based on headcount and square footage of our facilities.

The Company will include disclosure in its future filings that is similar to the disclosure included in the Recent 10-Q described above, as applicable.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (617) 607-0761.

Sincerely,

/s/ Paul J. Mellett

Paul J. Mellett

Chief Financial and Administrative Officer

Enanta Pharmaceuticals, Inc.

500 Arsenal Street, Watertown, Massachusetts 02472
P: (617) 607-0800